UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Motorcar Parts America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    620071100
              ----------------------------------------------------
                                 (CUSIP Number)

                                  Erik Volfing
                        Grand Slam Asset Management, LLC
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 1, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     SEC 1746 (12-91)

CUSIP NO. 620071100                                                                            SCHEDULE 13D
------- ----------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Asset Management, LLC             IRS # 22-3779105

------- ----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
                                                                                                       (b)

------- ----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF

------- ----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)   |_|

------- ----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA

------- ----------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -----------------------------------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              410,555
       OWNED BY         ------ -----------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               410,555
------- ----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        410,555

------- ----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


------- ----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

------- ----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IA

------- ----------------------------------------------------------------------------------------------------------

CUSIP NO. 620071100                                                                            SCHEDULE 13D
------- ----------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Capital Master Fund, Ltd.         IRS # 20-0239056

------- ----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
                                                                                                       (b)

------- ----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC

------- ----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)   |_|

------- ----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

------- ----------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -----------------------------------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              383,055
       OWNED BY         ------ -----------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               383,055
------- ----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        383,055

------- ----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


------- ----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.67%

------- ----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO

------- ----------------------------------------------------------------------------------------------------------

CUSIP NO. 620071100                                                                            SCHEDULE 13D
------- ----------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Lau Wong, as Trustee for The 2001 Mia Beth Sacks Trust

------- ----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
                                                                                                       (b)

------- ----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF

------- ----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)   |_|

------- ----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

------- ----------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -----------------------------------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,000
       OWNED BY         ------ -----------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,000
------- ----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000

------- ----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |X|


------- ----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .01%

------- ----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN

------- ----------------------------------------------------------------------------------------------------------

CUSIP NO. 620071100                                                                            SCHEDULE 13D
------- ----------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Lau Wong, as Trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason
        Bennett Sacks Trust and the 1995 Maxwell Sacks Trust

------- ----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
                                                                                                       (b)

------- ----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

------- ----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)   |_|

------- ----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

------- ----------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -----------------------------------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              23,500
       OWNED BY         ------ -----------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               23,500
------- ----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,500

------- ----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |X|


------- ----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .29%

------- ----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO

------- ----------------------------------------------------------------------------------------------------------

CUSIP NO. 620071100                                                                            SCHEDULE 13D
------- ----------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mitchell Sacks, as Custodian for Maxwell Sacks UGMA

------- ----------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |X|
                                                                                                       (b)

------- ----------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF

------- ----------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)   |_|

------- ----------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

------- ----------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
                        ------ -----------------------------------------------------------------------------------
      NUMBER OF         8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              3,000
       OWNED BY         ------ -----------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 -0-
         WITH           ------ -----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               3,000
------- ----------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000

------- ----------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |X|


------- ----------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .04%

------- ----------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO

------- ----------------------------------------------------------------------------------------------------------

         ITEM 1.      SECURITY AND ISSUER

         The title of the class of equity  securities to which this statement on
Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share, of Motorcar Parts America, Inc. (the "Common Stock"), a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 2929 California Street, Torrance, California 90503.

         ITEM 2.      IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Grand Slam Capital Master Fund, Ltd., a Cayman Islands exempted company ("Master Fund"). Master Fund was formed for the purpose of acquiring and managing assets. This Statement is also being filed by each of Mitchell Sacks, as custodian for the Maxwell Sacks UGMA and Michael Lau Wong, as trustee for each of the 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, the 1995 Maxwell Sacks Trust and the 2001 Mia Beth Sacks Trust (collectively, the "Individuals"). This Statement is also being filed by Grand Slam Asset Management, LLC, a Delaware limited liability company ("Asset Management", and together with Master Fund and the Individuals, the "Reporting Parties"), for and on behalf of itself, which serves as the investment advisor of Master Fund and Individuals. As such, Asset Management may be deemed to control, directly or indirectly, Master Fund and to beneficially own the shares of Common Stock of the Issuer being reported on this Statement by Master Fund and the Individuals.

         (b) The address of the principal offices of Asset Management and the mailing address of Master Fund is One Bridge Plaza, Fort Lee, New Jersey 07024. The address of the principal offices of Master Fund is c/o Bank of Bermuda (Cayman) Limited, 36C Bermuda House, British American Center, Dr. Roy's Drive, PO Box 513GT, George Town, Grand Cayman, Cayman Islands, B.W.I. The address of the Individuals' is Grand Slam Asset Management, LLC, One Bridge Plaza, Fort Lee, New Jersey 07024.

         (c) Attached as EXHIBIT A are the names of the executive officers and managers of Asset Management and their business addresses, principal occupations and places of citizenship. Attached as EXHIBIT B are the names of the directors of Master Fund, their business addresses, principal occupations, and places of citizenship. Master Fund has no executive officers. Mitchell Sacks' principal occupation and his business address are set forth on EXHIBIT A attached hereto. Michael Lau Wong's principal occupation is drug research and development consulting and is employed by Blueline BioMed Consultants, the principal offices of which are located at 2815 West Summerdale Avenue, Chicago, Illinois 60625.

         (d) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been convicted in a criminal proceeding.

         (e) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities 4 of 8 laws or finding any violation with respect to such laws.

         (f) The nationality of the executive officers and managers of Asset Management are set forth on EXHIBIT A. The nationality of the directors of Master Fund are set forth on EXHIBIT B. Each of the Individuals is a citizen of the United States.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds for the purchase of the shares of Common Stock set forth on EXHIBIT C hereto (the "Fund's Shares") have come from the working capital of Master Fund. The funds for the purchase of the shares of Common Stock for the Individuals (the "Individuals' Shares", and together with the Fund's Shares, the "Shares") have come from personal funds of Mitchell Sacks and from the funds of the 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, the 1995 Maxwell Sacks Trust and the 2001 Mia Beth Sacks Trust. The aggregate amount of funds used in making the purchases of the Shares is $3,455,234.

         ITEM 4.      PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares as described in the Statement and in subsequent amendments thereto, in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock of the Issuer at current market prices is undervalued and represents an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock of the Issuer at prices that would make the purchase of additional shares desirable to the Reporting Persons, they may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as to the Reporting Persons may deem advisable. Asset Management anticipates communicating, from time to time, with the Issuer regarding its business and strategic opportunities and identifying to the Issuer strategic opportunities and alternatives to be considered by the Issuer. In addition, Asset Management may propose, propose to arrange, or identify to the Issuer sources of capital.

         Other than as set forth herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this Statement.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Parties beneficially own an aggregate of 410,555 shares of Common Stock, representing approximately 5.00% of the issued and outstanding shares of Common Stock. The percentage ownership of the Reporting Parties in the Issuer's capital stock is based on 8,208,955 issued and outstanding shares of the Common Stock as reported by the

Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission. The managers of Asset Management do not beneficially own any shares of Common Stock. Since Asset Management may be deemed to control, directly or indirectly, Master Fund and the Individuals, Asset Management may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by the Master Fund and the Individuals. Master Fund directly owns 383,055 of the Shares and has the power to vote or direct the vote and to dispose or direct the disposition of 383,055 Shares. By virtue of being custodian for the Maxwell Sacks UGMA, Mitchell Sacks is the direct owner of the 3,000 shares held by the UGMA (the "Mitchell Sacks Shares"), representing approximately .04% of the issued and outstanding shares of Common Stock of the Issuer. Michael Lau Wong, by virtue of being the trustee for each of the 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, the 1995 Maxwell Sacks Trust and the 2001 Mia Beth Sacks Trust, is the direct owner of the 24,500 shares held by the trusts (the "Michael Lau Wong Shares"), representing approximately .29% of the issued and outstanding shares of Common Stock of the Issuer. Neither the filing of this Statement, any further amendment hereto, nor anything contained herein is intended as, nor should be construed as, an admission that Asset Management beneficially owns any of the Shares and Asset Management disclaims any beneficial ownership of the Shares.

         (b) Master Fund is a direct owner of 383,055 of the Shares. By virtue of being the custodian for the Maxwell Sacks UGMA, Mitchell Sacks is the direct owner of the 3,000 Shares and has the power to vote or to direct the vote and to dispose or direct the disposition of these shares and may be deemed to beneficially own the Mitchell Sacks Shares. Michael Lau Wong, by virtue of being the trustee for each of the 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, the 1995 Maxwell Sacks Trust and the 2001 Mia Beth Sacks Trust, is the direct owner of 24,500 shares and has the power to vote or to direct the vote and to dispose or direct the disposition of these shares.

         (c) The dates and amount of each acquisition of the Master Fund's Shares is listed on EXHIBIT C hereto. Except as set forth in EXHIBIT C hereto, there have been no transactions in shares of Common Stock of the Issuer during the past sixty days by Asset Management, Master Fund, the Individuals or any person or entity listed on Exhibits A or B to this statement.

         (d) No Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, owned by Master Fund or the Individuals except Asset Management.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Asset Management provides investment management services to Master Fund pursuant to that certain Amended and Restated Investment Management Agreement, dated September 1, 2003, by and among Asset Management, Master Fund and Grand Slam Capital Offshore Fund, Ltd.

         Mitchell Sacks is the custodian for the Maxwell Sacks UGMA, and, as such, has the power to vote or to direct the vote and dispose or direct the disposition of the Mitchell Sacks Shares. Michael Lau Wong is the trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, the 1995 Maxwell Sacks Trust and the 2001 Mia Beth Sacks Trust, and, as such, has the power to vote or direct the vote and dispose or direct the disposition of the Michael Lau Wong Shares.

         ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:   Information with  respect to  the executive  officers  and managers of Grand Slam Asset Management, LLC.

         Exhibit B:   Information with respect to the directors of Grand Capital
                      Master Fund, Ltd.

         Exhibit C:   As described in Item 5.

         Exhibit D:   Joint Filing Agreement.

                                   SIGNATURES




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




Dated: November 9, 2005             Grand Slam Capital Master Fund, Ltd.




                                        By:    /s/ Mitchell Sacks
                                            ---------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Director




Dated: November 9, 2005             Grand Slam Asset Management, LLC




                                        By:    /s/ Erik Volfing
                                            ---------------------------------
                                        Name:   Erik Volfing
                                        Title:  Member




                                        Maxwell Sacks UGMA




Dated: November 9, 2005                 By:    /s/ Mitchell Sacks
                                            ---------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Custodian

                                   SIGNATURES




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        2001 Mia Beth Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1999 Mickey B. Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1995 Mason Bennett Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1995 Maxwell Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee

                                                                       EXHIBIT A



             INFORMATION WITH RESPECT TO THE EXECUTIVE OFFICERS AND
                  MANAGERS OF GRAND SLAM ASSET MANAGEMENT, LLC

NAME AND ADDRESS(1)          POSITION WITH                PRINCIPAL OCCUPATION               CITIZENSHIP
                            GRAND SLAM ASSET
                            MANAGEMENT, LLC

Mitchell Sacks(1)           Member, Managing          Manager of and Slam Asset              USA
                        Member, Chief Executive       Management, LLC and Grand Slam
                         Officer and Portfolio        General Partners, LLC
                                Manager

Erik Volfing(1)         Member, Chief Financial       Manager of Grand Slam Asset            Denmark
                         Officer and Portfolio        Management, LLC and Grand Slam
                                Manager               General Partners, LLC

Michael Legg(1)              Member, Chief            Manager of Grand Slam Asset            USA
                         Compliance Officer and       Management, LLC and Grand Slam
                           Portfolio Manager          General Partners, LLC






------------------

(1) The business address of each of the named individuals is c/o Grand Slam Asset Management, LLC, One Bridge Plaza, Fort Lee, New Jersey, 07024.

                                                                       EXHIBIT B



                    INFORMATION WITH RESPECT TO DIRECTORS OF
                      GRAND SLAM CAPITAL MASTER FUND, LTD.

NAME AND ADDRESS(1)         POSITION WITH             PRINCIPAL OCCUPATION             CITIZENSHIP
                          GRAND SLAM MASTER
                              FUND, LTD.

Mitchell Sacks(2)              Director            Managing Grand Slam Asset           USA
                                                   Management, LLC and Grand Slam
                                                   General Partners

Martin Lang(3)                 Director            Employed by International           Cayman Islands
                                                   Management Services

Ian Goodall(3)                 Director            Employed by International           Cayman Islands
                                                   Managements Services






------------------

(2) The business address of Mitchell Sacks is c/o Grand Slam General Partners, LLC, One Bridge Plaza, Fort Lee, New Jersey 07024.

(3) The business address of each of the named individuals is c/o International Management Services Limited, 4th Floor, Harbour Centre, George Town, Cayman Islands.

                                                                       EXHIBIT C

                           SCHEDULE OF TRANSACTIONS BY
                          GRAND SLAM MASTER FUND, LTD.

                           NUMBER OF SHARES OF COMMON
                           STOCK OF THE ISSUER PURCHASED
DATE OF PURCHASE           ON NASDAQ                             PRICE PER SHARE
--------------------------------------------------------------------------------

10/17/05                   3,905                                 $  9.13
10/26/05                   1,000                                 $  9.69
10/27/05                   1,500                                 $  9.65
11/02/05                   2,500                                 $ 10.08

                                                                       EXHIBIT D


                             JOINT FILING AGREEMENT

         The undersigned agree that this Statement, dated November 9, 2005, relating to the Common Stock of Motorcar Parts America, Inc. shall be filed on behalf of the undersigned.


Dated: November 9, 2005             Grand Slam Capital Master Fund, Ltd.




                                        By:    /s/ Mitchell Sacks
                                            ---------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Director




Dated: November 9, 2005             Grand Slam Asset Management, LLC




                                        By:    /s/ Erik Volfing
                                            ---------------------------------
                                        Name:   Erik Volfing
                                        Title:  Member




                                        Maxwell Sacks UGMA




Dated: November 9, 2005                 By:    /s/ Mitchell Sacks
                                            ---------------------------------
                                        Name:   Mitchell Sacks
                                        Title:  Custodian

                             JOINT FILING AGREEMENT

        The undersigned agree that this Statement, dated November 9, 2005, relating to the Common Stock of Motorcar Parts America, Inc. shall be filed on behalf of the undersigned.



                                        2001 Mia Beth Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1999 Mickey B. Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1995 Mason Bennett Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee




                                        1995 Maxwell Sacks Trust




Dated: November 9, 2005                 By:    /s/ Michael Lau Wong
                                            ---------------------------------
                                        Name:   Michael Lau Wong
                                        Title:  Trustee

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